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18007043

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40044

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2107 5th Avenue North Ste 500
(No. and Street)

Birmingham	AL	35202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Jones (205) 307-7870
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100	Katy	TX	77450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, Michael Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Capital Corporation of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

My Commission Expires
October 17, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities Capital Corporation

Financial Statements and Supplemental Schedules

Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2017

Contents

Independent Auditors Report

Bryant A. Gaudette, CPA

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors
Securities Capital Corporation
2107 5th Avenue North Ste 500
Birmingham AL 35202

Opinion on The Financial Statements

We have audited the statement of financial condition of Securities Capital Corporation (the "Company") as of December 31, 2017, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, CPA

Bryant A. Gaudette

We have served as Securities Capital Corporation's auditor since December 31, 2017.

Katy, TX 77450

March 27, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Securities Capital Corporation

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2017

		Dec 31, 17
ASSETS		
Current Assets		
Checking/Savings		
Petty Cash	$	7
Alamerica3079		232
Alamerica4274		2,050
AlamericaSavings3813		62,158
Total Checking/Savings	$	64,447
Accounts Receivable		
Commissions Receivable		399
Total Accounts Receivable		399
Other Current Assets		
Clearing House Deposit - PLLC		25,288.23
Stock and Securities Owned		72,788.38
Total Other Current Assets		98,076.61
Total Current Assets		162,922.40
TOTAL ASSETS	**$**	**162,922**
LIABILITIES		
Accounts Payable		-
Total Liabilities	$	-
LIABILITIES & EQUITY		
Equity		
Common Stock		5,000
Opening Balance Equity		-112,408
Paid In Capital		309,161
Net Income		-38,831
Total Equity		162,922
TOTAL LIABILITIES & EQUITY	**$**	**162,922**

The accompanying notes are an integral part of these financial statements.

Securities Capital Corporation
Statement of Operations
As of and for the Year-Ended December 31, 2017

			Jan - Dec 17
Ordinary Income/Expense			
	Income		
		Commission Income	$ 172,578
		Interest Income	106
		Other Income	2,727
	Total Income		$ 175,411
	Expense		
		Advertising and Promo	1,229
		Bank Service Charges	569
		Business Licenses and	2,600
		Charitable Contributior	4,278
		Commission Expense	20,500
		Computer and Internet	612
		Continuing Education	1,796
		Insurance Expense	97
		Meals and Entertainme	1,053
		Miscellaneous	6,229
		Oiffice Expense	7,287
		Payroll Expenses	112,280
		Postage and Delivery	365
		Professional Fees	12,092
		Rent Expense	16,850
		Telephone Expense	14,414
		Travel Expense	11,991
	Total Expense		$ 214,241
			-38,831
Net Ordinary Income (Loss)			**$ (38,831)**

The accompanying notes are an integral part of these financial statements.

Securities Capital Corporation

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2017

Net Income (Loss)	(38,830.64)
Adjustments to Reconcile Net Income	
(Loss) to net Cash provided by	
(Used) in operating activities	
Depreciation and Amortization	
(Increase) Decrease in Clearing Deposit	(209.89)
Losses (Gains) on sales of Fixed Assets	
(Increase) Decrease in Commission Receivables	12,688.25
Securities Owned Unrealized (Gain) Loss	
Other	
Total Adjustments	
Net Cash Provided by (Used In)	
Operating Activities	
Cash flow from Investment Activities	
Cash flow from Financing Activities	
Net Increase (Decrease) in cash and cash equivalents	
Cash and cash equivalents at Beginning of Period	114,332.49
Cash and Equivalent at End of Period	64,446.77

The accompanying notes are an integral part of these financial statements

Securities Capital Corporation

Statement of Changes of Ownership Equity

As of and for the Year-ending December 31, 2017

	Common Stock				
	Shares	Amount	Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance as of January 01, 2017	200	$5,000.00	$ 309,161.00	$ (112,407.96)	$ 201,753.04
Net Income				$ (38,830.64)	$ (38,830.64)
Balance at December 31, 2017	200	$5.000.00	$ 309,161.00	$ (151,238.60)	$ 162,922.40

Securities Capital Corporation
Notes to Financial Statements
As of and for the Year-Ended December 31, 2017

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below.

ORGANIZATION

Securities capital Corporation (the "Company'), an Alabama corporation, is engaged in the buying and selling of investment securities as a registered broker-dealer with the Securities and Exchange Commission (SEC) and participates in the municipal bonds securities market. It is also regulated by the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB). The Company's Financial Statements are presented in accordance with the accounting principles generally accepted in the United States of America. The company began operations in 1988 and its Chairman & Chief Executive Officer and Vice Chairman wholly owns all common stock of the Company. The Company's primary business consists of providing security brokerage services to individuals and institutional investors which generate substantially all of its commission revenues. All securities transactions are settled through a clearing broker on a fully disclosed basis.

Description of Business

The Company, located in Birmingham, Alabama, is a broker and dealer in securities registered with the Securities and Exchange Commission ('SEC") and is a member of FINRA. The Company operates under SEC Rule 15c-3-3(k)(2)(ii) which provides that all funds and securities belonging to the Company's customers are held by a Clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

Cash and Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivables - Recognition of bad debt

The Corporation considers receivables to be fully collectible; accordingly, no allowances for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue recognition

Commission Revenues are recorded by the Company when the services are rendered.

Income Taxes

Effective January 1, 2002, the Company elected "S" Corporation status for federal income tax purposes. Under "S" Corporations, net income or loss is reported for tax purposes by the shareholders. Accordingly, no federal income taxes are required in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that are approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risks.

Comprehensive Income

Statement of Financial Accounting Standards (FAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive Income that include certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustment.

Concentrations

The Company has revenue concentrations. The Company specializes in the sale of securities.

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 23, 2018 which is the date the financial statements were available to be issued. Based upon review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain net capital, as defined under such provisions. Net and related capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the Focus Report required under 15c3-1.

NOTE C - POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed inn adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the Clearing Broker who carries the customer accounts.

NOTE D - OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its Clearing Broker-Dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle securities transactions. In the event this occurs, the Company will indemnify the Clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2017, management of the Company had not been notified by the Clearing broker-dealer, nor were they otherwise aware of any potential losses related to this indemnification.

NOTE E - PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

No Depreciation was recorded for the Year-Ended December 31, 2017.

NOTE F- SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under Sea 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE G - FAIR VALUE

FASB ASC 820 defines fair value and establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach as specified by FASB ASC 820, ARE USED TO MEASURE FAIR VALUE.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

1. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
2. Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
3. Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017

Fair Value Measurements on a Recurring Basis As of December 31, 2017

Assets	Level 1	Level 2	Level 3	Total
Marketable Securities	$72,788	-	-	$72,788

Note H - Marketable Securities

Marketable securities include stocks and mutual funds with a fair market value of $72,788. The accounting for the mark-to-market Unrealized Gain of $16,317 is recorded in equity.

	Securities at Cost	Mark-to-Market	Present Value
Level1	$56,471	$16,317	$72,788
Level 2	-	-	-
Level 3	-	-	-
Total	$56,471	$16,317	$72,788

Securities Capital Corporation

Supplementary Schedules Pursuant to SEA Rule 17a-5

Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2017

Securities Capital Corporation
Supplementary Calculations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Computation of Net Capital

Total Stockholder's Equity		$162,922
Non-Allowable Assets	$	-
Haircuts on Securities Positions		
Securities Haircuts	$	10,918
Undue Concentration Charges	$	-
Net Allowable Capital		$152,004

Computation of Basic Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	-
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	100,000
Net Capital Requirement	$	100,000
Excess Net Capital	$	52,004

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$0
Percentage of Aggregate Indebtedness to Net Capital	0.00%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2017	$	181,704
Adjustments		
Increase (Decrease) in Equity	$	(29,700)
(Increase) Decrease in Non-Allowable Assets	$	-
(Increase) Decrease in Securities Haircuts	$	(0)
(Increase) Decrease in Undue Concentration Charges	$	-
Net Capital per Audit	$	152,004
Reconciled Difference	$	-

Securities Capital Corporation
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2017

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $152,004 which was $52,004 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c-3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Securities Capital Corporation

Supplementary Reports Pursuant to SEA Rule 17a-5

Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2017

Auditor's Report on Review of Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(ii)

Michael Jones
Securities Capital Corporation
2107 5th Avenue North
Ste 500
Birmingham, AL 35202

Dear Michael Jones:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Securities Capital Corporation identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which Securities Capital Corporation claims exemption from 17 C.F.R. §240.15c3-3. Securities Capital Corporation stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Securities Capital Corporation's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Securities Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, CPA

Bryant A. Gaudette

KATY, TX 77450

March 27, 2018

Securities Capital Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2017

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

SECURITIES CAPITAL CORPORATION
INVESTMENT BANKERS
2107 FIFTH Avenue North
P. O. Box 2772
BIRMINGHAM, ALABAMA 35202
OFFICE (205) 307-7870 FAX (205) 307-7872

February 24, 2018

Bryant A. Gaudette CPA
Bryant A. Gaudette, Inc.
21320 Provincial Boulevard
Suite 100
Katy, TX 77450

Re: Exemption Statement Rule 15c3-3(k)(2)(11) for FYE December 31, 2016

Dear Mr. Gaudette:

Please be advised that Securities Capital Corporation has complied with Exemption Rule 15c3-3(k)(2)(ii), for the period January 1, 2016 through December 31, 2016. Securities Capital Corporation did not hold customer securities or funds at any time during this period and does business on a limited basis. Securities capital Corporation's past business has been of a similar nature and has complied to the exemption since its inception. Securities Capital Corporation claims the (k)(2)(ii) Exemption under Rule 15c3-3. Securities Capital Corporation has met the identified exemption provisions in Section 240.153-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Michael Jones, the president of Securities Capital Corporation, has made available to Mr. Gaudette all records and information including all communications from regulatory agencies received through the date of this review, December 31, 2017.

Michael Jones has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Securities Capital Corporation's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (205) 307-7870.

Yours Very Truly,

Michael A. Jones

Michael A. Jones